Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

December 15, 2025

VIA EDGAR

Stacie Gorman

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Churchill Capital Corp XI
Registration Statement on Form S-1
Filed November 18, 2025, as amended
File No. 333-291626

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself, hereby joins in the request of Churchill Capital Corp XI that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. Eastern time on Tuesday, December 16, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 200 copies of the Preliminary Prospectus dated December 10, 2025 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Pavan Bellur
Name:	Pavan Bellur
Title:	Managing Director

As the Underwriter